CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
4.15% Secured Medium-Term Notes, Series K, due November 1, 2045	$250,000,000	$25,175

(1)	The filing fee of $25,175 is calculated in accordance with Rule 457(r) under the Securities Act of 1933 and relates to the Registration Statement on Form S-3 (No. 333-200353) filed by Public Service Electric and Gas Company on November 18, 2014.

Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-200353

Pricing Supplement dated November 3, 2015
(To Prospectus Supplement dated May 6, 2015
and Prospectus dated November 18, 2014)

4.15% Secured Medium-Term Notes, Series K, due November 1, 2045

PUBLIC SERVICE ELECTRIC AND GAS COMPANY (PSE&G)

CUSIP: 74456QBN5

Trade Date: November 3, 2015

Original Issue Date/Settlement Date: November 6, 2015

Principal Amount: $250,000,000

Price to Public: 99.898% of Principal Amount, plus accrued interest from November 6, 2015 if settlement occurs after that date

Purchase Price: 99.148% of Principal Amount

Net Proceeds to Company: $247,870,000

Interest Rate: 4.15% per annum

Initial Interest Accrual Date: November 6, 2015

Interest Payment Dates: May 1 and November 1, commencing May 1, 2016

Regular Record Dates: April 15 and October 15

Maturity Date: November 1, 2045

These Notes are DTC Eligible and will be issued in book-entry form

Mode of Distribution: [X] Underwritten [   ] Agented

[   ] Barclays Capital Inc.

[   ] BNP Paribas Securities Corp.

[   ] BNY Mellon Capital Markets, LLC

[   ] CIBC World Markets Corp.

[X] Credit Suisse Securities (USA) LLC ($65,000,000)

[   ] Goldman, Sachs & Co.

[   ] J.P. Morgan Securities LLC

[   ] Mitsubishi UFJ Securities (USA), Inc.

[   ] Mizuho Securities USA Inc.

[   ] Morgan Stanley & Co. LLC

[X] RBC Capital Markets, LLC ($65,000,000)

[   ] Scotia Capital (USA) Inc.

[X] Wells Fargo Securities, LLC ($65,000,000)

[X] Citigroup Global Markets Inc. ($22,500,000)

[X] Credit Agricole Securities (USA) Inc. ($22,500,000)

[X] MFR Securities, Inc. ($10,000,000)

Redemption Provisions:

The Secured Medium-Term Notes, Series K offered hereby (the “Secured Medium-Term Notes”) will be subject to redemption as described in the prospectus and prospectus supplement.

Additionally, the Secured Medium-Term Notes will be subject to redemption at any time prior to May 1, 2045 (the date that is six months prior to the Maturity Date) (the “Make Whole Redemption Period”) on not less than 30 days’ prior written notice to holders, either as a whole or in part, at the option of PSE&G, at a redemption price equal to the greater of (i) 100% of the principal amount of the Secured Medium-Term Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of accrued interest to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points (0.20%), plus, in either case, accrued interest thereon to the date of redemption.

At any time on or after May 1, 2045 (the date that is six months prior to the Maturity Date), the Secured Medium-Term Notes will be subject to redemption on not less than 30 days’ prior written notice to holders, either as a whole or in part, at the option of PSE&G, at a redemption price equal to 100% of the principal amount of the Secured Medium-Term Notes to be redeemed, plus accrued interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date during the Make Whole Redemption Period, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Secured Medium-Term Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Secured Medium-Term Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date during the Make Whole Redemption Period, (i) the average of three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of five Reference Treasury Dealer Quotations, or (ii) if the Trustee is unable to obtain five Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so obtained.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by PSE&G and acceptable to the Trustee.

“Reference Treasury Dealer” means a primary U.S. Government Securities Dealer in the United States (a “Primary Treasury Dealer”) selected by PSE&G and acceptable to the Trustee.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date during the Make Whole Redemption Period, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Use of Proceeds:

The net proceeds from the sale of the Secured Medium-Term Notes will be added to the general funds of PSE&G and will be used for general corporate purposes.

Supplemental United States Federal Income Tax Considerations:

Pursuant to Treasury regulations and other published guidance, Foreign Account Tax Compliance Act (FATCA) withholding (as described in the prospectus supplement under the caption entitled “United States Federal Income Tax Considerations — Foreign Account Tax Compliance”) currently applies to interest payments made on the Secured Medium-Term Notes and is expected to apply to payments of gross proceeds from the sale or other disposition of the Secured Medium-Term Notes after December 31, 2018.

Notice to Prospective Investors in Canada

The Secured Medium-Term Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Secured Medium-Term Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus (including any amendment thereto) contain a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding conflicts of interest in connection with this offering.

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